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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D\A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

 AQUILA, INC.
(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE
(Title of Class of Securities)

03840P102
(CUSIP Number)

Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue
New York, NY 10017
                            (212) 888-2290
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Third Avenue Management LLC (EIN 01-0690900)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 9,438,800

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 9,504,300

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,504,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11): 4.89%(*)

14.	Type of Reporting Person (See Instructions): IA

(*)	The percentages in this Schedule 13D are calculated based upon the 194,201,666 shares of Common Stock issued and outstanding as of March 14, 2003, as reflected in the Company's Annual Report on Form 10-K for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on April 15, 2003.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the
Company is 20 West Ninth Street, Kansas City, MO 64015.

Item 2.	Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a) This statement is filed by the Reporting Person.
(b) The address of the principal business and principal office is 622 Third Avenue, New York, NY 10017.
(c)

The principal business of Third Avenue Management LLC, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of Investment Companies registered under the Investment Company Act of 1940, and on behalf of individually managed separate accounts.

(d)

Neither the Reporting Person nor, to the best of their knowledge, any of its management committee members, executive officers, or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)

Neither the Reporting Person nor, to the best of their knowledge, any of its management committee members, executive officers, or members has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Limited Liability Company organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person is a registered investment adviser that acts as direct adviser to certain investment companies and also as a sub-adviser to certain other investment companies. Certain portfolios of these investment companies have used working capital to purchase share of the issuer upon the orders of the Reporting Person acting as adviser or sub-adviser. Directly Advised Funds: Third Avenue Small-Cap Value Portfolio of the Met Investors Series Trust, an investment company registered under the Investment Company Act of 1940, has expended  $73,037 to acquire 15,300 shares of Common Stock,  Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $34,886,282 to acquire 6,993,500 shares of Common Stock, Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has expended $376,215 to acquire 150,000 shares of Common Stock, SunAmerica Style Select Series-Focused Multi-Cap Value Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $4,762,646.00 to acquire 2,184,700 shares of Common stock, SunAmerica Seasons Series Focus Value Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $174,006 to acquire 95,300 shares of Common Stock, American Express Partners Small  Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $279,120 to acquire 65,500 shares of Common Stock.

The Reporting Person has the ability to vote either directly or indirectly all shares of Common Stock held by the investment companies listed above in this Item 3, with the exception of American Express Partners Small Cap Value Fund. In the case of that Fund, voting authority is retained by the Adviser, which takes advice from the Reporting Person but is under no obligation to follow that advice. For all other sub-advisory relationships, the Reporting Person instructs the primary advisor on how to vote shares; otherwise the Reporting Person will instruct each Fund's custodian on how to vote fund shareholding positions. Each investment company may be deemed to be an affiliate of each other by virtue of the Reporting Person's discretionary management and control over its fund assets.

Item 4.	Purpose of Transaction
The purchases of the Reporting Person were made for investment purposes.
Item 5.	Interest in Securities of the Issuer
(a) & (b)	The Reporting Person possesses voting and dispositive control over shares of Common Stock held by the Investment Companies named in this Schedule 13D under its discretionary authority, except for by American Express Partners Small Cap Value Fund, for which voting authority is retained by that Fund's adviser. The Reporting Person is either the sole investment advisor, sub-investment advisor or part of a team of other investment advisors who manage investment companies. The percentages used in this Item 5 and in the rest of this Schedule 13D are calculated based upon the 180,207,114 shares of Common Stock issued and outstanding as of November 5, 2002, as reflected in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2002, as filed with the Securities and Exchange Commission on November 14, 2002.

A. Third Avenue Value Fund

(a) Amount beneficially owned: 6,993,500 shares.

(b) Percent of class: 3.60%

(c) Number of shares as to which such Reporting Person has:

     (i) Sole power to vote or direct the vote: 6,993,500

     (ii) Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or direct the disposition: 6,993,500

     (iv) Shared power to dispose or direct the disposition: 0

B. Third Avenue Value Portfolio of the Third Avenue Variable Series Trust

(a) Amount beneficially owned: 150,000

(b) Percent of class: 0.08%

(c) Number of shares as to which such Reporting Person has:

     (i) Sole power to vote or direct the vote: 150,000

     (ii) Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or direct the disposition: 150,000

     (iv) Shared power to dispose or direct the disposition: 0

C. American Express Partners Small Cap Value Fund

(a) Amount beneficially owned: 65,500

(b) Percent of class: 0.03%

(c) Number of shares as to which such Reporting Person has:

     (i) Sole power to vote or direct the vote: 0

     (ii) Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or direct the disposition: 65,500

     (iv) Shared power to dispose or direct the disposition: 0

D. Met Investor Series Trust-Third Avenue Small Cap Portfolio

(a) Amount beneficially owned: 15,300

(b) Percent of class: 0.01%

(c) Number of shares as to which such Reporting Person has:

     (i) Sole power to vote or direct the vote: 15,300

    (ii) Shared power to vote or direct the vote: 0

    (iii) Sole power to dispose or direct the disposition: 15,300

    (iv) Shared power to dispose or direct the disposition: 0

E. SunAmerica Style Select Series- SunAmerica Focused Multi-Cap Value Portfolio

(a) Amount beneficially owned: 2,184,700

(b) Percent of class: 1.12%

(c) Number of shares as to which such Reporting Person has:

     (i) Sole power to vote or direct the vote: 2,184,700

     (ii) Shared power to vote or direct the vote: 0

    (iii) Sole power to dispose or direct the disposition: 2,184,700

    (iv) Shared power to dispose or direct the disposition: 0

F. SunAmerica Seasons Series-SunAmerica Focus Value Portfolio

(a) Amount beneficially owned: 95,300

(b) Percent of class: 0.05%

(c) Number of shares as to which such Reporting Person has:

     (i) Sole power to vote or direct the vote: 95,300

    (ii) Shared power to vote or direct the vote: 0

    (iii) Sole power to dispose or direct the disposition: 95,300

    (iv) Shared power to dispose or direct the disposition: 0

(c)	Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in the Common Stock during the past sixty days.

All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market purchases on the New York Stock Exchange primarily through its affiliated broker/dealer M.J. Whitman LLC.  Certain transactions were executed in the "over-the-counter" or "third market" by Knight Capital Markets, Inc.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, or members.

(d)

Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, other than the Investment Companies, no one of which has an interest which relates to in excess of five percent of the outstanding Common Stock.

(e) Third Avenue Management LLC decreased its position to under 5% of the issuer's common stock on April 11, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has the ability to vote either directly or indirectly all fund shares of Common Stock except for those held by the American Express Partners Small Cap Value Fund. For sub-advisory relationships, the Reporting Person instructs the primary advisor on how to vote shares; otherwise the Reporting Person will instruct the funds custodian on how to vote fund shareholding positions. Each investment company may be deemed to be an affiliate of each other by virtue of the Reporting Person's discretionary management and control over its fund assets.

Item 7.	Material to Be Filed as Exhibits
Not Applicable.

Schedule A (Transactions in Common Stock during the past sixty days undertaken by Third Avenue Management LLC)

SunAmerica Style Select Series Multi-Cap Value Portfolio
Date	Shares Purchased	Shares Sold	Price per share**
04/04/03		529,200	2.2119
04/07/03		451,000	2.1898
04/08/03		409,300	2.0360
04/09/03		181,700	2.1031
04/10/03		434,000	2.1771
04/11/03		810,100	2.2005

American Express Partners Small Cap Value Fund
Date	Shares Purchased	Shares Sold	Price per share**
04/04/03		15,900	2.2119
04/07/03		13,500	2.1898
04/08/03		12,300	2.0360
04/09/03		5,500	2.1031
04/10/03		13,000	2.1771
04/11/03		24,300	2.2005

SunAmerica Seasons Series Focus Value Portfolio
Date	Shares Purchased	Shares Sold	Price per share**
03/04/03	20,000		1.4832
04/04/03		23,100	2.2119
04/07/03		19,700	2.1898
04/08/03		17,800	2.0360
04/09/03		7,900	2.1031
04/10/03		18,900	2.1771
04/11/03		35,300	2.2005

SunAmerica Seasons Series Focus Value Portfolio
Date	Shares Purchased	Shares Sold	Price per share**
04/04/03		3,700	2.2119
04/07/03		3,100	2.1898
04/08/03		2,900	2.0360
04/09/03		1,300	2.1031
04/10/03		3,000	2.1771
04/11/03		5,700	2.2005

Third Avenue Value Fund
Date	Shares Purchased	Shares Sold	Price per share**
02/12/03	162,400		1.5500
02/13/03	337,600		1.5021

**--All prices shown are an average price of transactions executed on that day.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2003

Signature: /s/ Martin J. Whitman

Name/Title: Martin J. Whitman, Co-Chief Investment Officer